SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of April 2008

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: 8 May 2008

By:

/s/ Cameron B. Boyer

Name: Cameron B. Boyer

Title:   Controller

EXHIBIT INDEX

Exhibit

Description

1.

News Release, 24 April 2008 -  English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

April 24, 2008 - Calgary	Trading Symbol: TSXV: VVV

MINAE Reconfirms Vannessa’s Exploitation Concession

Industrias Infinito S.A. (“Infinito”), a wholly owned subsidiary of Vannessa Ventures Ltd. (the “Company”), has received an official news release from MINAE dated April 23, 2008 that states the Government of the Republic of Costa Rica authorizes the exploitation of the Crucitas concession as environmental, social and economic feasibility has been demonstrated. This follows the Company’s announcement of April 16, 2008 where it was reported that the minister in charge of MINAE had indicated to the local media that the Crucitas project would be approved soon.  This authorization, together with the approval of the EIS, represents the final major approvals required by the Company in order to advance the development of the Crucitas gold project.

In a newspaper article in La Nacion, published on April 24, 2008, it was announced that MINAE had lifted the moratorium on open pit gold mining in the country which has been in place since 2002. The moratorium did not apply to the Crucitas exploitation concession but the removal is a positive action that will increase the potential of the more than 18,000 hectares of exploration concessions held by Infinito adjacent to the Crucitas project area.

Caution Regarding Forward-Looking Information and Statements

Certain statements in this press release address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements.  These factors include, among others, the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, the possibility that all necessary governmental and regulatory approvals will not be received, and the availability of a qualified workforce and third party contractors necessary for the development and operation of a mine. The Company undertakes no obligation to update these forward-looking information or statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking information or statements.

   John Morgan, President

   VANNESSA VENTURES LTD.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”